SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

RECEIVED

2006 DEC 21 A 10: 21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 December 2006

06019465

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 December 2006, Re: Monthly Announcement pursuant to Paragraph 3.1 (b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED

DEC 26 2006

THOMSON FINANCIAL

Yours faithfully
SILVERSTONE CORPORATION BERHAD

LIM KWEE PENG
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang; 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 01/12/2006 17:31:28
Reference No SC-061201-44EE3

Submitting Merchant Bank :
(if applicable)
Submitting Secretarial Firm Name :
(if applicable)

* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**LIM KWEE PENG**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("Amended PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcements dated 8 May 2006 and 9 May 2006 made by Silverstone Corporation Berhad ("Silverstone" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to the Amended PN 17.

The Board of Directors of Silverstone hereby announce that the Company is still formulating its plan to regularise its financial condition ("Regularisation Plan"). The necessary announcement on the Regularisation Plan will be made in due course in accordance with the requirements of the Amended PN 17.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)

Lim Kwee Peng

Secretary

1 DEC 2006